UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Fujisawa Yakuhin Kogyo Kabushiki Kaisha
(Name of Subject Company)

Fujisawa Pharmaceutical Co. Ltd.
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Yamanouchi Pharmaceutical Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yoshihiro Aoyama
3-11, Nihonbashi-Honcho 2-chome
Chuo-ku
Tokyo 103-8411
Japan
(81-3) 3244-3034
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:
Izumi Akai
Sullivan & Cromwell LLP
Otemachi First Square East16th Floor
5-1, Otemachi 1-chome
Chiyoda-ku
Tokyo 100-0004
(81-3) 3213-6140

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as exhibit to this Form:

Exhibit number	Description
1	Press Release Announcing the Execution of the Merger Agreement between Yamanouchi Pharmaceutical Co., Ltd. and Fujisawa Pharmaceutical Co., Ltd., dated May 24, 2004*
2	English translation of the Notice of the 100th Annual Meeting of Shareholders of Fujisawa Pharmaceutical Co., Ltd. dated June 3, 2004 concerning, among other things, the proposal of merger between Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd. by stock exchange

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Press Release filed as Exhibit 1 and in the English Translation of the Notice of the 100th Annual Meeting of Shareholders of Fujisawa Pharmaceutical Co., Ltd. filed as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Yamanouchi Pharmaceutical Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on May 24, 2004.

* Previously furnished to the Commission as part of Form CB on May 24, 2004.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yamanouchi Pharmaceutical Co., Ltd

By

Name: Shigekazu Takahashi
Title: Director of the Board
Director of Corporate Administration Division

Date: June 3, 2004

EXHIBIT 2

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

[**Disclaimer**: Please note that the following purports to be an accurate translation from the original 2004 Notice of Convocation of FUJISAWA PHARMACEUTICAL CO., LTD. and is prepared solely for the convenience of shareholders outside Japan with voting rights. In case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

June 3, 2004

NOTICE OF CONVOCATION OF THE 100TH GENERAL MEETING OF SHAREHOLDERS

To Shareholders:

You are cordially invited to attend the 100th general meeting of shareholders of FUJISAWA PHARMACEUTICAL CO., LTD. (the "Company"), which will be held as described below.

Furthermore, in the event that you are unable to attend the aforesaid meeting, please study the reference document below and indicate on the Voting Right Exercise Form herewith your approval or disapproval of the items of business listed thereon and return the form to the Company after affixing your seal impression.

Yours faithfully,
Fujisawa Pharmaceutical Co., Ltd.
4-7,Doshomachi 3-chome
Chuo-ku, Osaka 541-8514

By: Hatsuo Aoki, PhD.
President and
Representative Director

Particulars

1. **Date and Time:** 10:00 a.m. on June 24, 2004 (Thursday)
2. **Place:** The Conference Room on 7th floor of the Company
4-7, Doshomachi 3-chome, Chuo-ku, Osaka 541-8514, Japan
3. **Purpose of the Meeting:**

Matters to be Reported:
Report on the Business Report, the Balance Sheet and the Statement of Income for the 100th Fiscal Year (from April 1, 2003, to March 31, 2004)

Matters to be Resolved:

First proposal: Approval of Proposed Appropriation of Retained Earnings for the 100th Fiscal Year

Second proposal: Partial Amendments to the Articles of Incorporation

The summary of this proposal is stated in the "Reference Document Concerning Exercise of Voting Rights" below (page 36).

Third proposal: Approval of the Merger Agreement between the Company and Yamanouchi Pharmaceutical Co., Ltd.

The summary of this proposal is stated in the "Reference Document Concerning Exercise of Voting Rights" below (from page 37 to page 59).

Fourth proposal: Election of Three (3) Corporate Auditors

Fifth proposal: Payment of Retirement Grants to Retiring Members of the Board and Corporate Auditors

—End—

When you attend the meeting in person, please submit the Voting Right Exercise Form enclosed herewith to the receptionist at the place of the meeting.

Third proposal: Approval of the Merger Agreement between the Company and Yamanouchi Pharmaceutical Co., Ltd.

1) Reason for the Merger

With the growing pressure to control medical expenses in major developed countries, intensifying global competition for the development of new drugs and rising R&D spending, the business environment surrounding the pharmaceutical industry has become increasingly challenging. Competition in the domestic market has intensified as well, characterized by the further implementation of medication cost control policies, such as drug price cuts, and market penetration by major European and U.S. pharmaceutical companies.

Under these circumstances, in order to compete globally mainly with rival European and U.S. companies and achieve sustainable growth, it is necessary to actively spend on R&D to create innovative new drugs, as well as to develop a global platform to efficiently recover these ever-increasing investment costs.

Based on such common understanding, the Company and Yamanouchi Pharmaceutical Co., Ltd. reached an agreement for merger scheduled with effect on April 1, 2005 under the terms and conditions of the Merger Agreement stated below, in order to become a fully competitive company able to succeed in the global market where competitions are ever-intensifying by enhancing the core business platform of the ethical pharmaceutical business.

The Combined Company will aim to achieve economies of scale through the integration of R&D and sales and marketing capabilities of both companies, as well as further improve its profitability through the establishment of more efficient operational structures. The Combined Company will stand as a completely new entity and will strive to contribute to health of people around the world as a global pharmaceutical company with excellent R&D capabilities and strong sales and marketing infrastructure of its own.

2) Contents of the Merger Agreement

Merger Agreement (Copy)

Yamanouchi Pharmaceutical Co., Ltd. (hereinafter referred to as "Yamanouchi") and Fujisawa Pharmaceutical Co., Ltd. (hereinafter referred to as "Fujisawa") hereby enter into a merger agreement (hereinafter referred to as this "Agreement") as follows:

(Method of the Merger)
Article 1.

Yamanouchi and Fujisawa shall merge, so that Yamanouchi will survive and Fujisawa will dissolve, for the purpose of legal proceedings.

(Merger Date)
Article 2.

The Merger Date shall be April 1, 2005; provided, however, that such date may be changed upon consultation between Yamanouchi and Fujisawa, if necessity or any other event arises in light of the proceeding of the merger procedures.

(Amendment of Articles of Incorporation)
Article 3.

In connection with the merger, Yamanouchi will amend its Articles of Incorporation in effect as of this date as described below with effect from the Merger Date except for proposed Article 5 (Total number of shares), which will become effective from the date of registration of merger.

Furthermore, Yamanouchi will submit a proposal for amendment of the Articles of Incorporation to the ordinary general meeting of shareholders of Yamanouchi referred to in Article 6 of this Agreement by which a new Article will be established to the effect that the Company may purchase its own Shares upon resolution of the Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan. In the event that the amendment of the Articles of Incorporation is approved at the ordinary general meeting of shareholders, the amendment will immediately become effective and all the Articles currently in effect following Article 6 (inclusive) and all proposed Articles following Article 6 (inclusive) shall be renumbered with in each case an addition of one accordingly.

(Parts proposed to be amended are underlined.)

Present Articles of Incorporation	Proposed amendment
Article 1. (Trade name) The Company shall be called YAMANOUCHI SEIYAKU KABUSHIKI KAISHA (Yamanouchi Pharmaceutical Co., Ltd.).	Article 1. (Trade name) The Company shall be called ASUTERASU SEIYAKU KABUSHIKI KAISHA (Astellas Pharma Inc.).
Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses:	Article 2. (Purpose) The purpose of the Company shall be to engage in the following businesses:
1. Manufacture, sale, export and import of pharmaceuticals, quasi-pharmaceuticals, veterinary pharmaceuticals, industrial chemicals, agricultural chemicals and other chemical products;	1. Manufacture, sale, export and import of pharmaceuticals, quasi-pharmaceuticals, veterinary pharmaceuticals, reagents, industrial chemicals, agricultural chemicals and other chemical products;
2. Manufacture, sale, export and import of foods, food additives, seasonings, feed and feed additives, cosmetics, hygienic instruments, medical instruments, weighing machine, daily necessities and sundries;	2. Manufacture, sale, export and import of foods, food additives, seasonings, fertilizers, feed and feed additives, cosmetics, hygienic instruments, medical instruments, veterinary medical instruments, weighing machine, daily necessities and sundries;
(To be newly established)	3. Sale and purchase, and export and import of natural products;
(To be newly established)	4. Leasing and maintenance of medical instruments;
3. Manufacture, sale, export and import of medical machines and equipment, industrial machines and equipment and household machines and equipment;	5. Manufacture, sale, export and import, leasing and maintenance of medical machines and equipment, industrial machines and equipment and household machines and equipment;
(To be newly established)	6. Various scientific tests for medical treatments;
4. Manufacture, sale, export and import of alcoholic beverages and other beverages;	7. Manufacture, sale, export and import of liquors, alcoholic beverages and other beverages;
5. Breeding, sale, export and import of experimental animals;	8. (Same as the present)
6. Sale, purchase, lease, administration and brokerage of real properties;	9. (Same as the present)
7. Warehouse business and road transportation business;	10. Warehouse business, road transportation business and cargo transportation business;
8. Hotel business and management and administration of facilities for health and gymnastics;	11. (Same as the present)
9. Non-life insurance agency business;	12. (Same as the present)
(To be newly established)	13. Publication business;
(To be newly established)	14. Sale, leasing and maintenance of computers;
(To be newly established)	15. Development, sale and leasing of computer software;

Present Articles of Incorporation	Proposed amendment
10. Information processing business using computers; and (To be newly established) 11. Any and all business incidental or relating to any of the foregoing items.	16. Information processing and information supply business using computers; 17. Management consultancy business; and 18. (Same as the present)
Article 3. (Location of head office) (Provisions intentionally omitted)	Article 3. (Location of head office) (Same as the present)
Article 4. (Method of giving public notices) (Provisions intentionally omitted)	Article 4. (Method of giving public notices) (Same as the present)
Article 5.(Total number of shares authorized to be issued) The total number of shares to be issued by the Company shall be eight hundred million shares (800,000,000). Provided, however, that in the event that any of shares is canceled, the number of shares authorized to be issued shall be reduced accordingly.	Article 5. (Total number of shares authorized to be issued) The total number of shares authorized to be issued by the Company shall be two billion shares (2,000,000,000). Provided, however, that in the event that any of shares is canceled, the number of shares authorized to be issued shall be reduced accordingly.
Article 6. (Number of shares constituting one unit of shares and Non-issuance of share certificates for shares constituting less than one unit of shares) (Provisions intentionally omitted)	Article 6. (Number of shares constituting one unit of shares and Non-issuance of share certificates for shares constituting less than one unit of shares) (Same as the present)
Article 7. (Denominations of share certificates) (Provisions intentionally omitted)	Article 7. (Denominations of share certificates) (Same as the present)
(To be newly established)	Article 8. (Request to the Company for selling shares to constitute one unit) A shareholder holding shares constituting less than one unit of shares (including substantial shareholders; the same shall be applied hereinafter) may request the Company to sell specified numbers of shares constituting less than one unit which shall become one unit of shares if combined with the shares constituting less than one unit already held by such shareholder.
Article 8. (Share Handling Regulations) (Provisions intentionally omitted)	Article 9. (Share Handling Regulations) (Same as the present)

Present Articles of Incorporation	Proposed amendment
Article 9. (Transfer agent) The Company shall have a transfer agent for its shares. The transfer agent and its place of business for handling shares shall be designated by resolution of the Board of Directors and public notice thereof shall be given. The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the place of business for handling shares of the transfer agent and the business relating to shares such as registration of the transfer of shares, registration of the pledges of shares and recordation of shares held in trust and cancellation thereof, election not to hold share certificates, delivery of share certificates, procedures for registration of lost share certificates, purchase of the shares constituting less than one unit, receiving of notifications shall be handled by the transfer agent and not by the Company.	Article 10. (Transfer agent) The Company shall have a transfer agent for its shares. The transfer agent and its place of business for handling shares shall be designated by resolution of the Board of Directors and public notice thereof shall be given. The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the place of business for handling shares of the transfer agent and the business relating to shares such as registration of the transfer of shares, registration of the pledges of shares and recordation of shares held in trust and cancellation thereof, election not to hold share certificates, delivery of share certificates, procedures for registration of lost share certificates, purchase and sale of the shares constituting less than one unit, receiving of notifications shall be handled by the transfer agent and not by the Company.
Article 10. (Record date) The Company shall determine shareholders (including substantial shareholders; the same shall be applied hereinafter) holding voting rights who have entered or recorded in the register of shareholders at the close of business on March 31 of each year as the shareholders who shall be entitled to exercise the rights at the general meeting of shareholders for such fiscal year. In addition to the preceding paragraph, if necessary, the Company shall determine, upon giving advance public notice, shareholders or registered pledgees who have entered or recorded in the register of shareholders on a specified date as the shareholders or the registered pledgees who shall be entitled to exercise the rights by resolution of a meeting of the Board of Directors.	Article 11. (Record date) The Company shall determine shareholders holding voting rights who have entered or recorded in the register of shareholders at the close of business on March 31 of each year as the shareholders who shall be entitled to exercise the rights at the general meeting of shareholders for such fiscal year. In addition to the preceding paragraph, if necessary, the Company shall determine, upon giving advance public notice, shareholders or registered pledgees who have entered or recorded in the register of shareholders on a specified date as the shareholders or the registered pledgees who shall be entitled to exercise the rights by resolution of a meeting of the Board of Directors.
Article 11. - Article 36. (Provisions intentionally omitted)	Article 12. - Article 37. (Same as the present)

(New Shares to be Issued Upon the Merger and Allotment Thereof)
Article 4.

1. Yamanouchi shall allot upon the merger to the shareholders (which term, whenever used herein, includes the substantial shareholders, the same being applicable hereafter) whose names are entered or recorded in the last shareholders' register (which term, whenever used herein, includes the register of substantial shareholders, the same being applicable hereafter) of Fujisawa at the close of the date immediately preceding the Merger Date at the rate of 0.71 shares of Yamanouchi common stock per share of Fujisawa common stock held; provided, however, that no allotment shall be made to shares of Fujisawa held by Yamanouchi or Fujisawa shares held by Fujisawa.
2. Instead of the issue of new shares, Yamanouchi shall transfer and appropriate

29,000,000 Yamanouchi shares which it holds to a part of the total number of shares to be allotted upon the merger to the shareholders of Fujisawa pursuant to the preceding Paragraph and will issue new shares for the balance of the total number of shares.

3. Dividend or interim dividend payable to shares to be transferred or issued to shareholders of Fujisawa by Yamanouchi under the preceding Paragraph shall accrue from the Merger Date.

(Paid-in capital and Capital Reserve to be increased, etc.)
Article 5.

1. Yamanouchi shall not increase an amount of paid-in capital upon the merger.

2. The respective amounts of additional paid-in capital, legal reserve, and voluntary reserves and other retained earnings which Yamanouchi is to increase as a result of the merger shall be as set forth below; provided, however, Yamanouchi and Fujisawa may change such amounts upon consultation with each other, in accordance with the conditions of the assets and debts of Fujisawa, and other similar matters as of the Merger Date:

    (1) Additional paid-in capital
    The amount obtained by deducting from surplus pursuant to Article 288-2, Paragraph 1, Item 5 of the Commercial Code, by the amounts obtained pursuant to this Paragraph, Items 2 and 3, respectively;

    (2) Additional Legal reserve
    The amount of legal reserve of Fujisawa as of the Merger Date; and

    (3) Additional Voluntary reserves and other retained earnings
    The amount of the voluntary reserves and other retained earnings of Fujisawa as of the Merger Date; provided, however, that the items to which such amount is to be allocated and the amount allocated to each item shall be determined by Yamanouchi and Fujisawa upon consultation with each other.

(Shareholders' Meeting that Approves the Merger)
Article 6.

Yamanouchi and Fujisawa shall each convene their respective ordinary general meetings of shareholders on June 24, 2004, and ask for the resolution of the approval of this Agreement and any other matter necessary for the merger; provided, however, that such schedule may be changed upon consultation between Yamanouchi and Fujisawa, if necessity or any other event arises in light of the proceeding of the merger procedures.

(Succession of Company's Property)
Article 7.

1. As of the Merger Date, Fujisawa shall transfer to Yamanouchi and Yamanouchi shall succeed from Fujisawa, any and all assets, debts, rights and obligations existing as of the Merger Date based on the balance sheet and other accountings as of March 31, 2004 and after making appropriate additions to and reductions from the same arising between that date and the Merger Date.

2. Fujisawa shall provide Yamanouchi with separate statements which shall expressively indicate any and all changes in its assets, debts, rights and obligations occurring during the period from April 1, 2004 and to the Merger Date.

(Duty of Due Care)
Article 8.

From the execution of this Agreement to the Merger Date, Yamanouchi and Fujisawa shall conduct their respective businesses and manage all of their property with the due care of a good manager, and engage in any activity that may create any material effect on its assets, debts, rights and obligations upon obtaining prior written consent from the other party.

(Treatment of Employees)
Articles 9.

Yamanouchi shall assume all the employees of Fujisawa as of the Merger Date; provided, however, that matters with respect to the treatment of employees of Fujisawa will be determined upon consultation between Yamanouchi and Fujisawa.

(Directors to Assume the Office upon Merger)
Articles 10.

1. The following persons will assume the offices of Directors of Yamanouchi upon the merger; provided, however, that the date of the assumption of office will be the Merger Date. In this regard, Yamanouchi shall receive, from all the Directors who occupy the offices of Yamanouchi as of the date immediately preceding the Merger Date, a letter of resignation stating that such Directors will resign as of the date immediately preceding the Merger Date, by the date immediately preceding the Merger Date.

   Hatsuo Aoki, Toichi Takenaka, Toshinari Tamura, Masafumi Nogimori, Kunihide Ichikawa, Koichi Sejima, Akiro Kojima and Makoto Matsuo

2. The term of offices of all the Directors assuming pursuant to the preceding Paragraph shall be subject to the Articles of Incorporation of Yamanouchi, so that the termination provided for in Article 414-3 of the Commercial Code shall not occur.

(Corporate Auditors to Assume the Office upon Merger)
Articles 11.

1. The following persons will assume the offices of Corporate Auditors of Yamanouchi upon the merger; provided, however, that the date of the assumption of office will be the Merger Date. The following other persons will continue to assume the offices of Corporate Auditors. In this regard, Yamanouchi shall receive, from all the Corporate Auditors who occupy the office of Yamanouchi as of the date immediately preceding the Merger Date (other than Corporate Auditors who continue to assume the offices of Corporate Auditors following the Merger Date), a letter of resignation stating that such Corporate Auditors will resign as of the date immediately preceding the Merger Date, by the date immediately preceding the Merger Date.

   [Persons who newly assume the offices of Corporate Auditors of Yamanouchi]
   Masaya Ishii and Kanji Kobayashi

   [Persons who continue to assume the offices of Corporate Auditors of Yamanouchi]
   Kenichiro Saito and Hideo Yamada

2. The term of offices of the Corporate Auditors newly assuming the offices of Corporate Auditors or continuing to assume the offices of Corporate Auditors

pursuant to the preceding Paragraph shall be subject to the Articles of Incorporation of Yamanouchi, so that the termination provided for in Article 414-3 of the Commercial Code shall not occur.

(Retirement Grants for Directors and Corporate Auditors)
Article 12.

1. Subject to the approvals of the respective Shareholders' Meetings set forth in Article 6 hereof, Yamanouchi and Fujisawa shall pay the retirement grants to the Directors and the Corporate Auditors who will retire from office at the close of the Shareholders' Meetings, in accordance with the designated standards currently in effect of each of Yamanouchi and Fujisawa.

2. Subject to the approval of the ordinary general meeting of Yamanouchi to be held in June 2005, Yamanouchi shall pay retirement grants calculated in accordance with the designated standards currently in effect to Directors and Corporate Auditors of Yamanouchi who are in offices of Directors or Corporate Auditors of Yamanouchi following the Shareholders' Meeting referred to in Article 6 of this Agreement and who will not assume or continue to assume the offices of Directors or Corporate Auditors of Yamanouchi following the Merger Date pursuant to Article 10, Paragraph 1 or Article 11, Paragraph 1, respectively.

3. Subject to the approval of the general shareholders' meeting of Yamanouchi, Yamanouchi shall pay Directors and Corporate Auditors of Yamanouchi who are in offices of Directors or Corporate Auditors of Yamanouchi following the Shareholders' Meeting referred to in Article 6 of this Agreement and who will assume or continue to assume the offices of Directors or Corporate Auditors of Yamanouchi following the Merger Date pursuant to Article 10, Paragraph 1 or Article 11, Paragraph 1, respectively, retirement grants for the period to the date immediately preceding the Merger Date calculated in accordance with the designated standards currently in effect of Yamanouchi, when resigns the office of Director or Corporate Auditor of Yamanouchi after the Merger Date (inclusive).

4. Subject to the approval of the Shareholders' Meeting of Fujisawa set forth in Article 6 hereof, Yamanouchi shall pay the retirement grant to any Director or Corporate Auditor of Fujisawa who will occupy such office subsequent to the Shareholders' Meeting of Fujisawa as referred to in Article 6 hereof but who will not assume or continue to assume the office of Director or Corporate Auditor of Yamanouchi upon the merger pursuant to Article 10, Paragraph 1 or Article 11, Paragraph 1 hereof, calculated in accordance with the designated standard currently in effect of Fujisawa after the Merger Date (inclusive).

5. Subject to the approval of the Shareholders' Meeting of Fujisawa set forth in Article 6 hereof, Yamanouchi shall pay any Director or Corporate Auditor of Fujisawa who will occupy such office subsequent to the Shareholders' Meeting of Fujisawa as referred to in Article 6 hereof and who will assume or continue to assume the office of Director or Corporate Auditor of Yamanouchi upon the merger pursuant to Article 10, Paragraph 1 or Article 11, Paragraph 1 hereof, the retirement grant for the period in Fujisawa to the date immediately preceding the Merger Date calculated in accordance with the designated standards currently in effect of Fujisawa when resigns the office of Director or Corporate Auditor of Yamanouchi after the Merger Date (inclusive).

6. The retirement grants during the term after the Merger Date for Directors or Corporate Auditors of Yamanouchi who will assume the offices pursuant to Article 10, Paragraph 1 or Article 11, Paragraph 1 after the Merger Date shall be calculated in accordance with the designated standards in effect of Yamanouchi as at his/her resignation.

(Distribution Money on Merger)
Article 13.

Yamanouchi shall pay Yen 11 per share of Fujisawa as distribution money on merger instead of payment of dividend for the fiscal year ending March 31, 2005 to the shareholders or registered pledgees of Fujisawa whose names will have been stated or recorded in the last register of shareholders of Fujisawa on the date immediately preceding the Merger Date without delay after the close of the ordinary general meeting of shareholders of Yamanouchi to be held in June 2005; provided, however, that Yamanouchi and Fujisawa may change such amount upon consultation with each other, in accordance with the conditions of the assets and debts of Fujisawa as of the date immediately preceding the Merger Dates, and changes in economic environment.

(Limit on the Amount of Dividend)
Article 14.

Subject to the approvals of the respective Shareholders' Meetings, Yamanouchi and Fujisawa may distribute dividends to the shareholders and the registered pledgees whose names are entered or recorded in the last shareholders' register as of March 31, 2004, only within the limits of the following amounts:

(1) As for Yamanouchi, Yen 16 per share, Yen 5,298 million (five billion two hundred and ninety-eight million) in the aggregate; and

(2) As for Fujisawa, Yen 13 per share, Yen 4,293 million (four billion two hundred and ninety-three million) in the aggregate.

(Limit on the Amount of Interim Dividend)
Article 15.

Subject to the resolutions of the respective meetings of the Boards of Directors, Yamanouchi and Fujisawa may distribute interim dividends (cash distribution pursuant to Article 293-5 of the Commercial Code) to the shareholders and the registered pledgees whose names are entered or recorded in the last shareholders' register as of September 30, 2004, only within the limits of the following amounts:

(1) As for Yamanouchi, Yen 15 per share, Yen 5,016 million (five billion and sixteen million) in the aggregate; and

(2) As for Fujisawa, Yen 11 per share, Yen 3,710 million (three billion seven hundred and ten million) in the aggregate.

(Expenses for Dissolution)
Article 16.

Any and all expenses to be incurred in connection with dissolution of Fujisawa after the Merger Date (inclusive) shall be owed by Yamanouchi.

(Submission of Share Certificates)
Article 17.

Shareholders of Fujisawa shall submit all the certificates of shares of Fujisawa to Fujisawa by the date immediately preceding the Merger Date.

(Amendments to Terms of Merger, Termination of Merger Agreement)
Article 18.

In case that any material change occurs with respect to the assets or the operational conditions of Yamanouchi or Fujisawa, any latent material defect is found, or any other event takes place so that the merger would be prevented from the consummation, during the period from the date of the execution of this Agreement to the date immediately preceding the Merger Date, by reason of force majeure or any other event, Yamanouchi and Fujisawa may amend the terms of the merger or terminate this Agreement upon consultation with each other.

(Effect of Agreement)
Article 19.

This Agreement shall be null and void, in case that the approvals of the respective Shareholders' Meetings of Yamanouchi and Fujisawa set forth in Article 6 hereof or the approvals of the relevant government authorities required by laws or ordinances, etc. are not obtained.

(Company Division)
Article 20.

Yamanouchi and Fujisawa are scheduled to cause the Consumer Healthcare business of Yamanouchi and the OTC and Consumer Products business of Fujisawa, respectively, assigned to a newly established company by way of the separation type-joint companies division for establishment (simplified division) with the division date being October 1, 2004, based on the joint companies division plan, which has been approved at the meetings of the Board of Directors of each of Yamanouchi and Fujisawa on May 17, 2004. Furthermore, Yamanouchi is scheduled to cause the businesses of manufacturing pharmaceuticals at Yaizu Plant in Yaizu City, Shizuoka Prefecture and at Nishine Plant in Nishine-cho, Iwate Gun, Iwate Prefecture assigned to Tohoku Yamanouchi Pharmaceutical Co., Ltd., a subsidiary of Yamanouchi with the division date being April 1, 2005 by way of the separation-type absorption division (simplified division).

(Matters for Consultation)
Article 21.

Any matter necessary for the merger, in addition to acts and things provided for, will be determined upon consultation between Yamanouchi and Fujisawa, in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, the parties' representatives have affixed their seals to this Agreement and have signed this Agreement in duplicate, each will retain one (1) copy hereof.

May 24, 2004

Yamanouchi Pharmaceutical Co., Ltd.
3-11, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
President and Representative Director
Toichi Takenaka

Fujisawa Pharmaceutical Co., Ltd.
4-7, Doshomachi 3-chome, Chuo-ku, Osaka
President and Representative Director
Hatsuo Aoki

(Reference)
Matters relating to Directors and Corporate Auditors assuming their respective offices upon the merger

1) Matters relating to Directors

Name (Date of Birth)	Resume and Status as other company's representative, if any	Number of shares of the Company or Yamanouchi owned
Hatsuo Aoki, Ph.D. (April 8, 1936)	April 1960: Entered the Company June 1988: Member of the Board of the Company January 1993 Managing Director of the Company June 1995: Senior Managing Director and Representative Director of the Company June 1999: President and Representative Director of the Company (Current)	The Company's share 20,755 shares Yamanouchi's share 0 shares
Toichi Takenaka, Ph.D. (December 21, 1941)	April 1964: Entered Yamanouchi Pharmaceutical Co., Ltd. June 1993: Director of the Board of Yamanouchi June 1997: Managing Director of Yamanouchi June 1999: Senior Managing Director of Yamanouchi April 2000: President and Representative Director of Yamanouchi (Current) (Representative of other company) President and Representative Director of Rational Drug Design Laboratories	The Company's share 0 shares Yamanouchi's share 5,516 shares
Toshinari Tamura, Ph.D. (November 30, 1943)	April 1972: Entered Yamanouchi Pharmaceutical Co., Ltd. August 1993: Director of Research Coordination Department of Institute for Drug Discovery Research of Yamanouchi August 1997: Director of Institute for Drug Discovery Research of Yamanouchi June 1998: Director of the Board of Yamanouchi June 2001: Managing Director of Yamanouchi June 2002: Senior Managing Director of Yamanouchi(Current) (Representative of other company) President of Yamanouchi U.S. Holding Inc. Chairman of Yamanouchi Group Holding Inc. President of Yamanouchi B.V.	The Company's share 0 shares Yamanouchi's share 5,000 shares

Name (Date of Birth)	Resume and Status as other company's representative, if any	Number of shares of the Company or Yamanouchi owned
Masafumi Nogimori (December 21, 1947)	April 1970: Entered the Company June. 1997: Member of the Board of the Company July 1998: President of Fujisawa GmbH June 2000: Resigned from the Member of the Board of the Company Corporate Vice President of the Company April 2001: Associate Executive Director of Ethical Pharmaceuticals, and Director of Pharmaceutical Planning Division of the Company June 2001: Corporate Senior Vice President of the Company (Current) Global Corporate Strategic Planning of the Company June 2003: Member of the Board of the Company (Current) June 2004: Corporate Executive Vice President (to assume the office)	The Company's share 7,600 shares Yamanouchi's share 0 shares
Kunihide Ichikawa (July 29, 1944)	April 1970: Entered Yamanouchi Pharmaceutical Co., Ltd. August 1994: Director of Ethical Products Market Development Department of Sales & Marketing Division of Yamanouchi August 1995: Director of Ethical Products Marketing Department of Sales & Marketing Division of Yamanouchi June 1998: Director of the Board of Yamanouchi June 1999: Director of Sales & Marketing Division of Yamanouchi June 2002: Managing Director of Yamanouchi June 2003: Senior Managing Director of Yamanouchi (Current) (Representative of other company) Vice President and Representative Director of Sanofi-Synthelabo-Yamanouchi Pharmaceutical Inc. President of Yamanouchi Pharmaceutical (China) Co., Ltd. President of Taiwan Yamanouchi Pharmaceutical Co., Ltd.	The Company's share 0 shares Yamanouchi's share 5,210 shares
Koichi Sejima (September 18, 1939)	April 1963: Entered the Company June 1994: Member of the Board of the Company June 1997: Managing Director of the Company June 1999: Senior Managing Director and Representative Director of the Company June 2000: Executive Corporate Vice President and Representative Director of the Company (Current) (Representative of other company) Representative Director of Shinwa Building, Ltd.	The Company's share 14,700 shares Yamanouchi's share 0 shares

Name (Date of Birth)	Resume and Status as other company's representative, if any		Number of shares of the Company or Yamanouchi owned
Akiro Kojima (January 18, 1933)	April 1955:	Entered Daicel Chemical Industries, Ltd.	The Company's share 0 shares Yamanouchi's share 0 shares
	June 1988:	President and Representative Director of Daicel Chemical Industries, Ltd.	
	June 1999:	Chairman and Representative Director of Daicel Chemical Industries, Ltd.	
	June 2000:	Member of the Board of the Company (Current)	
	April 2002:	Senior Counselor of Daicel Chemical Industries, Ltd. (Current)	
Makoto Matsuo (May 28, 1949)	April 1975:	Admitted to Bar (Tokyo Daiichi Bar Association)	The Company's share 0 shares Yamanouchi's share 1,000 shares
		The law firm of Ozaki & Momo-o	
	August 1978:	Weil, Gotshal & Manges LLP in New York, the U.S.	
	March 1979:	Admitted to Bar in New York, the U.S.	
	Sep. 1980:	The law firm of Ozaki & Momo-o	
	April 1989:	Established the law firm of Momo-o, Matsuo & Namba	
		Partner of the law firm of Momo-o, Matsuo & Namba (Current)	
	April 1997:	Part-time lecturer for International Transaction Law, College of Law, Nihon University (Current)	
	June 2003:	Corporate Auditor of Yamanouchi Pharmaceutical Co., Ltd.(Current)	

(Notes)

1. Dr. Toichi Takenaka is President and Representative Director of Rational Drug Design Laboratories and such laboratories are carrying out the research in partly the same field as Yamanouchi Pharmaceutical Co., Ltd.
2. Mr. Koichi Sejima is Representative Director for Shinwa Building, Ltd., a corporation with which Fujisawa holds lease contracts on real estate business. He will retire Director upon the expiry of his term of office at the closing of the ordinary general meeting of shareholders to be held on June 15, 2004 of Shinwa Building, Ltd.
3. None of the above candidates except Dr. Toichi Takenaka and Mr.Koichi Sejima have any special interest in the Company and Yamanouchi.
4. Messrs. Akiro Kojima and Makoto Matsuo are the candidates for Outside Directors to fulfill the requirement under the Commercial Code.

2) Matters relating to Corporate Auditors

Name (Date of Birth)	Resume and Status as other company's representative, if any		Number of shares of the Company or Yamanouchi owned
Kenichiro Saito (February 24, 1948)	April 1970: March 2000: June 2003:	Entered Yamanouchi Pharmaceutical Co., Ltd. Director of Legal Department of Yamanouchi Full-time Corporate Auditor of Yamanouchi (Current)	The Company's share 0 shares Yamanouchi's share 1,000 shares
Masaya Ishii (December 4, 1945)	April 1969: June 1993: April 1997: June 2000: June 2003:	Entered the Company Director of Finance Department, Tokyo of the Company Director of Finance Department of the Company Director of Accounting Department of the Company Full-time Corporate Auditor of the Company (Current)	The Company's share 3,700 shares Yamanouchi's share 0 shares
Kanji Kobayashi (April 3, 1934)	March 1958: March 1993: April 1997: June 2000: July2002:	Entered Nippon Life Insurance Company, Ltd. Vice President and Representative Director of Nippon Life Insurance Company, Ltd. Vice Chairman of the Board and Representative Director of Nippon Life Insurance Company, Ltd. Member of the Board of the Company (Current) Senior Advisor of Nippon Life Insurance Company, Ltd.(Current)	The Company's share 0 shares Yamanouchi's share 0 shares
Hideo Yamada (February 23, 1955)	April 1978: April 1981: April 1989: April 1997: June 2001:	Entered Mitsukoshi, Ltd. Entered Mitsubishi Research Institute, Inc. Entered into System Science Institute, Waseda University Professor at Waseda Business School (Majors in International Management at the Graduate School) (Current) Corporate Auditor for Yamanouchi Pharmaceutical Co., Ltd. (Current)	The Company's share 0 shares Yamanouchi's share 1,100 shares

(Notes)
1. None of the above candidates have any special interest in the Company and Yamanouchi.
2. Messrs. Kanji Kobayashi and Hideo Yamada are candidates for Outside Corporate Auditor prescribed in Article 18, Paragraph 1 of the "Commercial Code Special Measures Law concerning Audit, etc., of Kabushiki Kaisha".
3. The consent for the statement of each candidate of Corporate Auditors in the Merger Agreement has been received from the Board of Corporate Auditors of Yamanouchi.

3) Contents of Explanatory Statement for Determination of Merger Ratio as provided for in Article 408-2, Paragraph 1, Item 2 of the Commercial Code

Explanatory Statement for Determination of the Merger Ratio (Copy)

The Company determined the Merger Ratio (as defined below) by which common stocks of Yamanouchi Pharmaceutical Co.,Ltd. (hereinafter referred to as "Yamanouchi") would be allotted to shareholders of the Company in connection with the merger with Yamanouchi scheduled to take effect on April 1, 2005 in the manner described below.

Each of the Company and Yamanouchi elected to independently analyze a range of possible reasonable merger ratios with a view toward securing the interests of their respective shareholders. Accordingly, each company decided to appoint its own financial advisor.

As a result, the Company appointed Lehman Brothers Japan Inc. (hereinafter referred to as "Lehman Brothers") as its financial advisor and requested it to analyze potential merger ratios as a basis for negotiations and discussions between the Company and Yamanouchi.

Lehman Brothers conducted due diligence in respect of both companies and analyzed potential merger ratios by way of, among other things, a comparative share price analysis, a discounted cash flow (DCF) analysis, and also by such other methods as deemed appropriate by Lehman Brothers, and the results were presented to the Company.

The Company considered the analysis performed by Lehman Brothers, examined it internally from the viewpoint of various aspects, and also negotiated and discussed with Yamanouchi based upon the advice from Lehman Brothers. As a result, each of the Company and Yamanouchi submitted a basic agreement (hereinafter referred to as the "Basic Agreement") setting forth a proposed merger ratio to issue 0.71 shares of Yamanouchi's common stock for each share of the Company's common stock (hereinafter referred to as the "Merger Ratio") to, and caused to approve at, the meetings of their respective Boards of Directors held on February 24, 2004 and executed the Basic Agreement on the same date.

Lehman Brothers delivered an opinion to the Company dated February 24, 2004 that the Merger Ratio stated in the Basic Agreement is fair from a financial point of view to the Company. (Note 1)

Thereafter, upon consultation between the both parties, the Company and Yamanouchi confirmed the Merger Ratio does not need to be modified since any of the various conditions which provided the basis for the determination of the Merger Ratio have not been changed materially since the execution of the Basic Agreement. As a result, the Merger Agreement in which, among other things, the merger ratio identical to the Merger Ratio is provided for was prepared, approved at the meeting of the Board of Directors of the Company held on May 24, 2004 and executed on the same date.

Furthermore, prior thereto upon request of the Company, Lehman Brothers conducted an examination deemed appropriate by Lehman Brothers and submitted an opinion that the merger ratio stated in the Merger Agreement is fair to the Company from the financial viewpoint as at May 24, 2004. (Notes 2 and 3)

On the other hand, Yamanouchi received from Morgan Stanley Japan Limited. acting as its financial adviser an opinion that the aforesaid merger ratio is reasonable to Yamanouchi from the financial viewpoint.

(Note 1)

The opinion dated February 24, 2004 of Lehman Brothers was prepared on the basis of, among other things, certain specified assumptions and conditions. In the preparation and delivery of the opinion, the procedures and the matters examined, and the assumptions and conditions relied on have substantially been followed for the preparation and delivery of the opinion dated May 24, 2004 attached as Note 3 below, the details of which are set forth in the same opinion.

(NOTE 2)

In preparation of the opinion dated as of May 24, 2004, Lehman Brothers has assumed and relied upon the accuracy and completeness of the information reviewed by it for the purposes of its opinion. Lehman Brothers has not made any independent valuation or appraisal of the assets or liabilities of either the Company or Yamanouchi. In addition, Lehman Brothers' opinion is based upon, and subject to, certain procedures followed, matters examined, assumptions made, and conditions used in preparation and delivery thereof, which are set forth in such opinion.

(NOTE 3)

The following is the full context of the opinion dated as of May 24, 2004 of Lehman Brothers:

The opinion dated as of May 24, 2004 of Lehman Brothers (Copy)

May 24, 2004

Board of Directors
Fujisawa Pharmaceutical Co., Ltd.
4-7, Doshomachi 3-chome, Chuo-ku, Osaka, 541-8514, Japan

Members of the Board:

We understand that Fujisawa Pharmaceutical Co, Ltd. (the "Company" or "Fujisawa") and Yamanouchi Pharmaceutical Co, Ltd ("Yamanouchi") intend to enter into a Definitive Agreement (the "Agreement"), dated as of May 24, 2004, pursuant to which the Company and Yamanouchi will enter into a business combination in which the Company will be merged with and into Yamanouchi (the "Proposed Transaction" or the "Merger") effective April 1, 2005. We further understand that, upon the effectiveness of the Merger, each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger will be converted into 0.71 shares of Yamanouchi common stock (the "Exchange Ratio"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the Exchange Ratio to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, (i) any exchange ratio that subsequently may be agreed to by the Company and Yamanouchi as permitted under the Agreement or (ii) the Company's underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed:

(1) the Agreement and the specific terms of the Proposed Transaction (including with respect to governance of the combined company),

(2) such publicly available information concerning the Company and Yamanouchi that we believe to be relevant to our analysis including, without limitation, (i) the financial statement reports for each of the Company and Yamanouchi for the fiscal years ended March 31, 2002, 2003 and 2004, (ii) a press release dated October 16, 2003 concerning the divestiture of the chemicals business by Fujisawa to Fuso Chemical Co., Ltd (the "Divestiture of the Chemicals Business"), (iii) a press release dated April 2, 2004 concerning the divestiture of four consumer product subsidiaries by Yamanouchi to a partnership between Activated Holdings LLC and RHJ Industrial Partners, and Wasserstein & Co., LP (the "Divestiture of the Consumer Product Business"), and (iv) a press release dated May 17, 2004 concerning the establishment of a new joint venture by the Company and Yamanouchi with respect to their OTC businesses (the "Establishment of the OTC JV"),

(3) the trading histories of the common stock of the Company and Yamanouchi and a comparison of these trading histories with each other and with those of other companies that we deemed relevant,

(4) financial and operating information with respect to the business, operations, and prospects of the Company with certain pro-forma adjustments, including the Establishment of the OTC JV and the Divestiture of the Chemicals Business, furnished to us by the Company, including financial projections of the Company prepared by management of the Company in connection with the Company's internal budgeting process (the "Company Projections") and financial projections of the Company prepared by management of the Company using certain somewhat less conservative assumptions and estimates,

(5) financial and operating information with respect to the business, operations, and prospects of Yamanouchi with certain pro-forma adjustments, including the Establishment of the OTC JV and the Divestiture of the Consumer Products Business furnished to us by Yamanouchi, including financial projections of Yamanouchi prepared by management of Yamanouchi (the "Yamanouchi Projections"),

(6) independent research analysts estimates of the future financial performance of the Company and Yamanouchi,

(7) a comparison of the historical financial results and present financial condition of the Company and Yamanouchi with each other and with those of other companies that we deemed relevant,

(8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant,

(9) the potential pro forma impact on the combined company of the Proposed Transaction, including the cost savings and expected synergies (collectively, the "Synergies") which the managements of the Company and Yamanouchi expect to result from a combination of the businesses of the Company and Yamanouchi,

(10) the potential pro forma effect of the Proposed Transaction on the future financial performance of Yamanouchi, including the potential effect on Yamanouchi's pro forma earnings per share, and

(11) the relative financial contributions of the Company and Yamanouchi to the current and future financial performance of the combined company on a pro forma basis

We also have reviewed (i) the report prepared by ChuoAoyama Audit Corporation and Zeirishi-Hojin ChuoAoyama for the Company at the Company's request concerning certain accounting and tax aspects of Yamanouchi, and (ii) the report prepared by the law offices of Abe, Ikubo & Katayama for the Company at the Company's request concerning certain legal aspects of Yamanouchi. In addition, we have (i) had discussions with the managements of the Company and Yamanouchi concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects, and the strategic benefits expected by managements of Yamanouchi and the Company to result from a combination of the businesses of the Company and Yamanouchi and (ii) undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the respective managements of the Company and Yamanouchi that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. At the Company's direction, we have relied upon such projections in performing our analysis. With respect to the Yamanouchi Projections, upon advice of Yamanouchi, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Yamanouchi as to the future financial performance of Yamanouchi and that Yamanouchi will perform substantially in accordance with such projections. At the Company's direction, we have relied upon such projections in performing our analysis. With respect to the Synergies estimated by the managements of the Company and Yamanouchi to result from the Proposed Transaction, we have assumed that such Synergies will be realized substantially in accordance with such estimates. At your direction, we also have assumed that no events or circumstances would give either party the right to change the exchange ratio set forth in the Agreement or terminate the Agreement. In arriving at our opinion, with the Company's consent, we also have assumed that the existing licensing agreement that Yamanouchi has with Boehringer Ingeheim relating to Micardis will not be terminated.

In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Yamanouchi and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Yamanouchi. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In addition, we express no opinion as to the prices at which shares of Yamanouchi will trade at any time following the announcement of the Proposed Transaction or the consummation of the Proposed Transaction. This opinion should not be viewed as providing any assurance that the market value of the shares of the Yamanouchi common stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of Company common stock owned by such stockholders at any time prior to the announcement or the consummation of the Proposed

Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the Company's shareholders in the Proposed Transaction is fair to such shareholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and a fee is payable for our services. We have received a portion of the fee and will receive another portion after the date of this opinion. The remaining portion will become payable upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and Yamanouchi for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such a shareholder should vote with respect to the Proposed Transaction. This opinion letter may not be disclosed publicly or to any third party, without our prior consent.

This opinion letter is executed in the Japanese language with a non-binding English translation attached. The Japanese version shall be deemed an original. In the event of dispute or difference as to meaning or intent, the Japanese version shall prevail.

LEHMAN BROTHERS JAPAN INC.
Title: Managing Director
Name: Harry Murakami

4) Contents of the Balance Sheet and Income Statement referred to in Article 408-2, Paragraph 1, Items 3 and 5 of the Commercial Code of each of the parties to the merger

The Company's balance sheet and statement of income are as set forth in pages 21-27.

Yamanouchi Pharmaceutical Co., Ltd.'s balance sheet and statement of income are as set forth in the following pages.

Balance Sheet

(March 31, 2004)

(Unit:Million yen)

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current Assets	**176,583**	**Current Liabilities**	**79,250**
Cash on hand and in banks	4,741	Trade accounts payable	14,057
Trade notes receivable	6,278	Short-term loans payable	2,200
Trade accounts receivable	66,623	Convertible bonds to be redeemed within a year	11,440
Marketable securities	40,991	Other accounts payable	25,703
Finished goods and merchandise	21,321	Accrued expenses	2,299
Work in process	27	Deposits received	15,588
Raw materials and supplies	3,898	Accrued bonuses	6,071
Prepaid expenses	1,877	Allowance for sales rebate	1,447
Deferred tax assets	8,204	Allowance for sales returns	436
Other accounts receivable	14,641	Others	6
Others	8,010		
Allowance for doubtful receivables	-31	**Long-term Liabilities**	**16,258**
		Accrued retirement benefits for employees	14,439
Fixed Assets	**272,613**	Accrued retirement benefits for directors and corporate auditors	1,141
Property, plant and equipment	**37,359**	Others	677
Buildings and Structures	20,422		
Machinery and Equipment	3,339	**Total Liabilities**	**95,508**
Vehicles and other transportation equipment	12	**Shareholder's equity**	
Tools, furniture and fixtures	4,893	**Common stock**	38,594
Land	7,736		
Construction in progress	927	**Capital surplus**	57,237
Others	28	Additional paid-in capital	57,237
Intangible fixed assets	**8,818**		
Patent rights	6,531	**Retained earnings**	245,604
Software	2,124	Legal reserve	6,464
Others	163	Reserve for special depreciation	490
Investments and other assets	**226,435**	Reserve for advanced depreciation	570
Investments securities (including investments in affiliates)	96,247	General reserve	201,950
Investments in subsidiaries	111,790	Unappropriated retained earnings	36,128
Other investments	509		
Long-term loans receivable	116	**Unrealized gain on securities**	13,533
Long-term prepaid expenses	11,071	Unrealized gain on securities	13,533
Long-term deferred tax assets	1,429		
Others	5,277	**Less treasury stock**	-1,281
Allowance for doubtful receivables	-6	Less treasury stock	-1,281
		Total Shareholder's equity	**353,688**
Total Assets	**449,196**	**Total Liabilities and Shareholder's equity**	**449,196**

(Note) 1. Short-term pecuniary claims to subsidiaries ------------------------16,401 million yen
Short-term pecuniary debts from subsidiaries------------------------22,624 million yen

2. Accumulated depreciation of tangible fixed assets ------------------70,036 million yen

3. Aside from the fixed assets on the Balance Sheet, a part of computers and peripheral devices are being used through lease contracts.

4. Liabilities on Guarantee etc.
   Liabilities on Guarantee --- 1,816 million yen
   Guarantee Reserve --- 2,092 million yen
   Contingent liabilities related to debt assumption contract------------1,080 million yen

5. Amounts of net assets as prescribed under Article 124 Section 3 of the Commercial Code Enforcement Regulations ------------ 13,515 million yen

Statement of Income

(April 1, 2003 to March 31, 2004)

(Unit:Million yen)

Item	Amount	
Recurring income and expenses		
Operating income and expenses		
Operating income		**264,431**
Net sales	264,431	
Operating expenses		**229,046**
Cost of sales	108,172	
Provision for allowance for sales returns	-158	
Selling, general and administrative expenses	71,494	
Research and development expenses	49,538	
Operating income		**35,384**
Non-operating income and expenses		
Non-operating income		**16,570**
Interest and dividend income	12,226	
Others	4,344	
Non-operating expenses		**2,763**
Interest expenSe	281	
Others	2,482	
Recurring income		**49,191**
Extraordinary gain and loss		
Extraordinary gain		**13,919**
Gain on return of the substitute portion of the employees' pension fund	11,189	
Gain on sales of investments in subsidiaries	1,602	
Gain on sales of fixed assets	1,127	
Extraordinary loss		**8,475**
Loss on sales of investments in subsidiaries	6,850	
Expenses related to transfer of the OTC drugs business	1,624	
Income before income taxes		**54,635**
Income taxes – current		5,572
Income taxes – deferred		13,090
Net income		**35,972**
Unappropriated retained earnings at beginning of the year		3,123
Interim dividends		2,967
Unappropriated retained earnings at end of the year		**36,128**

(Note) 1. Transactions with subsidiaries

Net sales ------------------------------------50,262 million yen
Purchases ------------------------------------39,379 million yen
Non-operating transactions -------------------11,645 million yen

2. Extraordinary loss

Expenses related to transfer of the OTC drugs business mainly consist of premiums on retirement payment for employees transferring to an affiliate company that will be established, and early leavers.

3. Net income per share (based on the weighted average number of shares outstanding during the year)------------------------------------108.96 yen

Significant Accounting Principles

The significant principles and procedures used in preparing the balance sheet and statement of income are as follows.

1. Evaluation standards and methods for securities
   (a) Investments in subsidiaries and affiliates ---------stated at cost determined by the moving average method.

   (b) Other securities
      1) Marketable securities------carried at fair value as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity. The cost of securities sold is calculated by the moving average method.

      2) Non-marketable securities-----stated at cost determined by the moving average method.

2. Evaluation standards and methods for derivatives etc.
   (a)Derivatives-------------------fair market value

   (b)Money in trust for investment purposes-------------fair market value

3. Evaluation standards and methods for inventories
   (a) Finished goods, work in process, packaging materials and supplies are stated at cost determined by the periodic average method.

   (b)Raw materials and merchandise are stated at the lower of cost or market value, cost being determined by the periodic average method.

4. Method for depreciating fixed assets
   (a)Tangible fixed assets -------Depreciation on tangible fixed assets is principally calculated by the declining-balance method. The straight-line method is used for buildings (excluding facilities conjoined to the buildings) acquired after April 1, 1998.

   (b)Intangible fixed assets------Amortization of intangible fixed assets is calculated by the straight-line method. Amortization of software used in the Company is based on its useful period (5 years).

5. Processing method for deferred charges
   --------Processed as an expense on disbursement

6. Conversion of monetary assets and liabilities denominated in foreign currencies All monetary receivables and liabilities denominated in foreign currencies are converted into Japanese yen at the spot exchange rate on the closing date of this year and differences resulting from the conversion are processed as gains or losses.

7. Reasons for recording the significant allowances and theirs calculation methods
   (a)Accrued bonuses------------The estimated amount of employees' bonuses is added in advance.

   (b)Allowance for sales rebate-------- The allowance for sales rebate is provided for sales rebate to be paid after the balance sheet date. The estimated rebate amount for the accounts receivable is calculated from historical ratio and added to the balance sheet.

(c)Accrued retirement benefits for employees

--------In order to account for of retirement benefits to be paid in the future, the amount deemed to have accrued at the end of this fiscal year is added to the balance sheet, which was derived by estimating retirement benefit liabilities and pension plan assets.

The prior service cost is amortized as incurred by the straight-line method over a certain period (10 years) within the average remaining years of service of the employees.

The actuarial gain or loss is amortized by the straight-line method over a certain period (10 years) within the average remaining years of service of the employees, starting from the year following the year in which the gain or loss is recognized.

(Additional information)

On March 1, 2004, the Minister of Health, Labor and Welfare exempted the Company from paying the substitute portion of the employee pension fund in the future, under the Defined-Benefit Corporate Pension Law.

The Company has applied the transitional steps stipulated by No.47-2 of the "Practical Guidelines Concerning Retirement Benefits Accounting (Interim Report)"(Report No.13 of the accounting system committee at the Japanese Institute of Certified Public Accountants) and have treated the retirement benefit liabilities and pension assets corresponding to the substitute portion as having been extinguished as of the day approval of returning future substitute portions to the government was granted. Extraordinary gain of 11,189 million yen is added as the amount created by employing the treatment described above.

Also, the equivalent amount of return (minimum liability reserve) calculated at the end of this year is 14,694 million yen.

(d) Accrued retirement benefits for directors and corporate auditors

-----A year-end amount based on internal regulations against the directors' and corporate auditors' retirement benefits are added. This is the reserve stipulated under Article 43 of the Commercial Code Enforcement Regulations.

8. Method of processing lease transactions

-----Finance lease contracts other than those deemed to be transfers of ownership of leased assets to lessees are accounted for by the method applicable to ordinary operating leases.

9. Hedge accounting method

(a) Hedge accounting method ---------Hedge accounting is based, in principle, on the deferred hedges, except for other securities, that are based on the fair value hedge.

(b) Hedging instruments and hedged items

1) Hedging instruments-----------Derivative transactions

2)Hedged items----------Assets and liabilities that generate profit or loss, due to fluctuations in the market price or cashflow.

(c) Hedging policy-------------Based on the internal rules on powers and authorities and on maxim limited cost for transactions and others, regarding to derivative transactions, the risks pertaining to fluctuation in the market price and cashflow that will affect hedged items are hedged within a certain range.

(d) Method of evaluating hedge effectiveness

—————Deferred hedges are evaluated by comparing the amount of fluctuation between the total of the hedged items' fluctuation in the market price or cashflow and the total of the hedge instruments' fluctuation in the market price or cashflow, during the period from the beginning of the hedging until the time of evaluation of their effectiveness. The fair value hedge is evaluated by comparing the fair value of the hedged items and the hedging instruments upon evaluation of their effectiveness.

10. Consumption tax————Figures in this report are exclusive of consumption tax.

Yamanouchi Pharmaceutical Co., Ltd.

BALANCE SHEET FOR THE 91ST FISCAL YEAR (As of March 31, 2004)

(Unit:Million yen)

Item	Amount	Item	Amount
Assets	**784,191**	**Liabilities**	**118,526**
Current Assets	**436,351**	**Current Liabilities**	**75,804**
Cash on hand and in banks	161,042	Trade notes payable	1,684
Trade notes receivable	2,455	Trade accounts payable	28,347
Trade accounts receivable	102,700	Short-term loans payable	300
Marketable securities	67,658	Other accounts payable	24,880
Finished goods and merchandise	26,752	Accrued expenses	9,636
Semi-finished goods and work in process	7,993	Accrued income taxes	6,041
Raw materials and supplies	3,198	Accrued consumption tax	1,567
Advance payments	1,445	Allowance for sales rebate and other	2,879
Deferred tax assets	18,313	Other	466
Short-term loan receivable	26,251		
Other accounts receivable	3,118		
Other	15,430		
Allowance for doubtful receivables	-10		
Fixed Assets	**347,839**	**Long-term Liabilities**	**42,721**
Property, plant and equipment	**66,925**	Convertible bonds	6,480
Buildings	23,894	Accrued retirement benefits	34,145
Structures	1,956	Accrued retirement benefits for Director of the Boards	1,154
Machinery and equipment	9,889	Other	941
Vehicles and other transportation equipment	15	**Shareholders' Equity**	**665,665**
Tools, furniture and fixtures	14,959	**Common stock**	**99,760**
Land	13,956	**Capital surplus**	**113,684**
Construction in progress	2,252	Additional paid-in capital	113,684
Intangible fixed assets	**19,523**		
Telephone subscription right and others	19,523	**Retained earnings**	**539,849**
Investments and other assets	**261,390**	Legal reserve	10,361
Investments securities	63,924	Voluntary reserve	469,420
Investments in subsidiaries and affiliates	143,527	Reserve for retirement benefits	900
		General reserve	468,520
Long-term loans receivable	445		
Guarantee deposits	12,043	Unappropriated retained earnings	60,067
Long-term prepaid expenses	116		
Deferred tax assets	16,697		
Corporate pension insurance specified assets	12,695	**Unrealized holding gain on securities**	**13,826**
Long-term time deposits	11,000		
Other	1,214	**Treasury stock**	**- 101,456**
Allowance for doubtful receivables	- 275		
Total Assets	**784,191**	**Total Liabilities and Shareholders' Equity****	**784,191**

Yamanouchi Pharmaceutical Co., Ltd.

STATEMENT OF INCOME FOR THE 91ST FISCAL YEAR
(April 1, 2003 to March 31, 2004)

(Unit:Million yen)

Item	Amount	
Ordinary Income and Loss:		
Operating income and expenses:		
Operating income		
Net sales		**345,426**
Operating expenses		
Cost of sales	114,007	
Selling, general and administrative expenses	142,171	**256,179**
Operating income		**89,246**
Non-operating income and expenses:		
Non-operating income		
Interest income, interest income on marketable securities and dividend income	1,667	
Other non-operating income	573	**2,240**
Non-operating expenses		
Interest expense and interest expense on bonds	86	
Other non-operating expenses	1,719	**1,805**
Ordinary income:		**89,681**
Special Income and Loss:		
Special gains		
Gain on sales of fixed assets	392	
Gain on sales of investment securities	8,105	
Compensation received	1,159	
Gain on sales of other investment*	261	
Other	49	**9,968**
Special losses		
Loss on sales and disposal of fixed assets	449	
Loss on business restructuring	2,437	
Loss on disposition of corporate pension insurance specified assets	896	
Other	15	**3,799**
Income before income taxes		**95,850**
Income taxes - current	28,685	
Income taxes - deferred	7,889	**36,574**
Net income	**59,275**	
Unappropriated retained earnings at beginning of the year		5,758
Interim dividends		4,966
Unappropriated retained earnings at end of the year		**60,067**

(Significant Accounting Principles)

(1) Valuation policies and methods for securities:

Held-to-maturity debt securities:
Held-to-maturity debt securities are carried at amortized cost.

Investments in subsidiaries and affiliates:
Investments in subsidiaries and affiliates are carried at cost determined by the moving average method.

Investments in securities classified as other securities:
Non-marketable securities:
Marketable securities classified as other securities are carried at fair value as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity. The cost of securities sold is calculated by the moving average method.

Non-marketable securities:
Non-marketable securities classified as other securities are stated at cost being determined by the moving average method.

(2) Valuation policies and methods for inventories:

Merchandise is stated at the lower of cost or market, cost being determined by the periodic average method.

Finished goods are stated at cost determined by the periodic average method.

Semifinished goods and work in process are stated at cost determined by the first-in, first-out method.

Raw materials and supplies are stated at cost determined by the periodic average method.

(3) Depreciation on property, plant and equipment is calculated by the declining-balance method.

(4) Amortization of intangible fixed assets is calculated by the straight-line method.

(5) Calculation methods for significant allowances:

Allowance for doubtful receivables:
The allowance for doubtful receivables is provided for possible losses on bad debts at an amount determined based on the historical experience of bad debts with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers who are experiencing financial difficulties.

Allowance for sales rebate and others:
The allowance for sales rebates and other is provided for sales rebates to be paid after the balance sheet date at an amount estimated based on the latest historical rebate ratio and the balance of accounts receivable at the balance sheet date, and in addition, it is provided for sales promotion expenses to be paid after the balance

sheet date, and losses and costs for sales returns at an amount estimated based on the historical ratios.

The allowance for sales promotion expenses, allowance for sales returns and allowance for loss on disposal of goods returned are included in the allowance for sales rebates for the fiscal year under review, in light of the significance of the amount of the provision and balance of each item, and it is now presented as the allowance for sales rebates and other. The reversal of allowance for sales returns is included in the cost of sales.

Accrued retirement benefits for employees:

Accrued retirement benefits for employees are provided for retirement benefits to be paid under the Company's defined benefit plan at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the balance sheet date, as adjusted for unrecognized actuarial gain or loss, and unrecognized prior service cost.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees. Prior service cost is amortized as incurred by the straight-line method over the average remaining years of service of the employees.

Accrued retirement benefits for Directors of the Board:

Accrued retirement benefits for Directors of the Board are provided at an estimate of the amount to be paid in accordance with the internal rules for such retirement benefits for Directors of the Board if all eligible Directors of the Board resigned their offices at the balance sheet date.

(6) Accounting standard for consumption taxes:
Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

(7) Application of the amended Commercial Code Enforcement Regulations:
The Company's financial statements are prepared in accordance with the amend Commercial Code Enforcement Regulations (Ministry of Justice Ordinance No. 68, September 22, 2003) for the fiscal year under review.

(Change in Presentation)

(Non-consolidated Balance Sheets)

Short-term loans payable, which were stated in the item "other" of the current assets until the previous fiscal year, are established as an independent item for the fiscal year under review, since the significance of the amount increased.

(Notes to Balance Sheet)

(1) Short-term pecuniary claims to subsidiaries: ¥36,028 million
(2) Long-term pecuniary claims to subsidiaries: ¥10,575 million
(3) Short-term pecuniary debts from subsidiaries: ¥4,761 million
(4) Accumulated depreciation of property, plant and equipment: ¥107,426 million
(5) In addition to the fixed assets stated in the Balance Sheet, there are computers and other related equipment as fixed assets used pursuant to lease contracts.
(6) Guaranteed liabilities: ¥8,734 million
(7) Accrued retirement benefits for Directors of the Board is provided for an amount prescribed in Article 43 of the Commercial Code Enforcement Regulations.

(8) Amount of shareholders' equity pursuant to Article 124, paragraph 3 of the Commercial Code Enforcement Regulations: ¥13,826 million

(Notes to Statement of Income)

(1)	Sales to subsidiaries:	¥34,041 million
(2)	Purchases from subsidiaries:	¥5,356 million
(3)	Non-operating transactions with subsidiaries:	¥408 million
(4)	Basic net income per share:	¥178.76

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